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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 000-52818
CUSIP NUMBER 205550205

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Computer Vision Systems Laboratories, Corp.
Full Name of Registrant

Cardio Vascular Medical Device Corp.
Former Name if Applicable

2400 North Dallas Parkway, Suite 230
Address of Principal Executive Office (Street and Number)

Plano, Texas 75093
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the financial statements of Computer Vision Systems Laboratories, Corp. (the “Company”) has been delayed by the analysis of the proper accounting of, and in connection with, the consummation of the acquisition of Happenings Communications Group, Inc. (“HCG”) pursuant to the Share Exchange Agreement, dated August 24, 2012, among the Company, HCG and Rochon Capital Partners, Ltd. (the “SEA”) on September 25, 2012, five days before the end of the quarter.  As a result, the Company will be unable to timely file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 (the “Report”).  The Company intends to file the Report by the fifth calendar day following the required filing date of the Report, as prescribed in Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John P. Rochon	(972)	398-7100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The anticipated material changes in the Company’s results of operations from the corresponding period for the last fiscal year will relate primarily to HCG becoming a wholly owned subsidiary of the Company on September 25, 2012, pursuant to the SEA.  The Company estimates that the Company’s net loss for the quarter ended September 30, 2012 will be approximately $30,100,000, as compared with the net loss for the quarter ended September 30, 2011 of $978,714.  The results of operations for the recently ended quarter are anticipated to reflect an impairment charge estimated at approximately $30 million in connection with the acquisition of HCG.

Computer Vision Systems Laboratories, Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2012	By:	/s/ John P. Rochon
John P. Rochon
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).